04015879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 1 2004
526

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAHN & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE WALL STREET COURT-SUITE 980
(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD T. BUONATO (212)635-5574
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/26

OATH OR AFFIRMATION

I, Richard T. Buonato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Icahn & Co., Inc., as of December, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard T. Buonato
Signature

Vice-President
Title

Carol A. O'Brien
Notary Public

Notary Public, State of New York
No. 01TA5023264
Qualified in Richmond County
Commission Expires January 31, 20 06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICAHN & CO., INC.

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

ICAHN & CO., INC.

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG LLP
757 Third Avenue
New York, NY 10017

Telephone 212 758 9700
Fax 212 872 3001

Independent Auditors' Report

The Board of Directors
Icahn & Co., Inc.:

We have audited the accompanying statement of financial condition of Icahn & Co., Inc. (the Company) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Icahn & Co. Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 23, 2004

ICAHN & CO., INC.

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	391,564
Cash and cash equivalents segregated under Federal regulations (note 3)		210,893
Certificate of deposit		3,000,000
Receivable from brokers and dealers (note 4)		139,422,632
Securities purchased under agreements to resell (note 6)		16,725,488
Securities owned, at market value (note 5)		53,787,616
Officer advances (note 11)		21,250
Deposits with clearing organizations		84,495
Investment in bank debt (note 7)		10,302,000
Other assets		237,827
Total assets	$	224,183,765

Liabilities and Shareholder's Equity

Liabilities:		
Securities sold, but not yet purchased, at market value (note 5)	$	150,475,977
Accrued expenses and other liabilities		1,312,300
Due to brokers		101,270
Due to customers		41,445
Total liabilities		151,930,992
Commitments (note 9)		
Total shareholder's equity		72,252,773
Total liabilities and shareholder's equity	$	224,183,765

See accompanying notes to statement of financial condition.

(1) Organization

Icahn & Co., Inc. (the Company) is incorporated under the laws of the State of Delaware and is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company primarily engages in proprietary trading activities. The Company clears over the counter securities transactions on its own behalf and for affiliated companies.

All of the Company's issued and outstanding stock is owned by an affiliate of Mr. Carl C. Icahn (see note 11).

(2) Summary of Significant Accounting Policies

Security transactions are recorded on a settlement-date basis, generally the third day following the transaction for securities and the next day for options. As of December 31, 2003, there were no material reconciling items between trade date and settlement date.

Marketable securities are valued at quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

The preparation of financial statements requires management of the Company to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Significant items subject to such estimates and assumptions include deferred income tax liabilities, and assets and obligations related to employee benefits. Actual results could differ from those estimates.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(3) Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments, with original maturities of less than ninety days.

Cash and Cash Equivalents Segregated Under Federal Regulations

Deposits in the Special Reserve Bank Account, segregated for the exclusive benefit of customers under Federal regulations (SEC Rule 15c3-3), are comprised of $160,933 in cash and $49,960 of United States Treasury securities.

(Continued)

(4) Receivable from Brokers and Dealers

The receivable from brokers and dealers represents collateral on securities borrowed to deliver against securities sold short.

(5) Securities Owned and Securities Sold, but not yet Purchased

Securities owned and securities sold, but not yet purchased consist of the following:

	Owned	Sold, not yet purchased
Equity securities	$ 53,716,953	$ 150,475,977
Securities not readily marketable	70,663	—
	$ 53,787,616	$ 150,475,977

Securities not readily marketable include investment securities for which there is no market on a security exchange or no independent publicly quoted market price. These securities are valued at fair value as determined by management of the Company.

(6) Securities Purchased Under Agreements to Resell

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or the Company may return collateral pledged when appropriate.

(7) Investment in Bank Debt

Investment in bank debt represents $10,302,000 in bank debt purchased from third parties, which has a face value of $20.2 million issued at a discount by Reliance Financial Services Corporation. The lender is currently in default and the debt matured in November 2000.

(8) Income Taxes

Effective January 1, 1995, the Company elected S Corporation status for Federal and State of California Income Tax purposes. On October 3, 2000, Carl C. Icahn contributed his entire interest in the Company to Barberry Corporation (see note 11). Subsequently, Barberry elected to treat the Company as a qualified subchapter S subsidiary for Federal and State of California income tax purposes. As such, Federal and State of California income taxes have not been provided, as Barberry's sole shareholder is individually liable for the taxes on income or loss of the Company. The Company continues to remain a C Corporation for purposes of New York State and New York City corporate income taxes.

(9) Commitments

Leases

The Company leases office space under a long-term operating lease, which expires on June 30, 2007. Minimum future rentals under the operating lease are as follows:

Calendar year ending	Amount
2004	$ 174,871
2005	180,512
2006	180,512
2007	90,256
	$ 626,151

(10) Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Additionally, equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregated debits. At December 31, 2003, the Company had net capital of $12,471,603, which was $12,221,603 in excess of its net capital requirement of $250,000.

(11) Related Party Transactions

On October 3, 2000, Carl C. Icahn, the Company's sole stockholder contributed his entire interest in the Company to Barberry Corporation ("Barberry"), which is also owned by Mr. Icahn. In 2003, Barberry made contributions to the Company on December 15, 2003 and December 19, 2003 totaling $5,500,000 for the year. The Company made distributions to Barberry on March 4, 2003 and August 26, 2003 totaling $21,000,000 for the year.

The Company clears transactions for various related parties of Mr. Icahn.

Officer advances of $21,250 represents salary advances at December 31, 2003.

(12) Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These risks include both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

The Company records securities transactions on a settlement-date basis, which is generally three business days after trade date for securities and one day after trade date for options. The Company is therefore exposed to the risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2003 were settled with no adverse effect on the Company's statement of financial condition.

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at the December 31, 2003 market value of the related securities. The Company will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2003. In security sales transactions, the Company is subject to risk of loss if the security is not received and the market value has increased over the contract amount of the transaction.

(13) Fair Value of Financial Instruments

Virtually all of the Company's financial instruments are carried at fair value. The only significant exceptions are securities purchased under agreements to resell, which are carried at contract amount plus accrued interest. These securities are considered to be valued at fair value due to the highly liquid nature and the short-term maturity of these instruments.